

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via E-mail</u>
Albert Chao
President and Chief Executive Officer
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re:** **Westlake Chemical Partners LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 21, 2014**
> **File No. 333-195551**

Dear Mr. Chao:

We have reviewed your registration statement and have the following comments.

<u>Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1</u>

1. We note your response to comment four in our letter dated July 18, 2014. Please expand your disclosures in the notes to the pro forma financial statements to supplementally disclose the number of offering units whose proceeds will be used to pay the distribution to Westlake.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
      David P. Oelman, Esq.